Changed investment policy-Putnam Health Sciences Trust

Under normal circumstances, we invest at least 80% of the funds net assets in securities of (a) companies that derive at least 50% of their assets, revenues or profits from the pharmaceutical, health care services, applied research and development and medical equipment and supplies industries or (b) companies we think have the potential for growth as a result of their particular products, technology, patents or other market advantages in the health sciences industries.